February 4, 2025

Chris Zolas
Chief Financial Officer
Natural Resource Partners LP
1415 Louisiana Street, Suite 3325
Houston, Texas 77002

       Re: Natural Resource Partners LP
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 7, 2024
           File No. 001-31465
Dear Chris Zolas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation